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UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66316

SEC Mail Processing Section
RECEIVED
FEB 28 2011
Washington, DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 Yamato Road, Suite 2121
(No. and Street)

Boca Raton	Florida	33431
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Wilson (561) 368-2868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

6301 Owensmouth Avenue	Woodland Hills	California	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MARY LEBLANC
Notary Public, State of Texas
My Commission Expires
February 03, 2015

Notary Public

Signature Robert Wilson

Principal
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

2010

REPORT PURSUANT TO SEC RULE 17a-5(d)

For the year ended December 31, 2010

QUANTUM SECURITIES INC.

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

Dave Banerjee CPA, an Accountancy Corporation. Member AICPA, PCAOB
6301 Owensmouth Avenue, Suite 750, Woodland Hills, CA 91367.
www.davebanerjee.com 818.657.0288

DAVE BANERJEE, CPA
An Accountancy Corporation
Member AICPA and PCAOB

QUANTUM SECURITIES INC.

Table of Contents

Report of Independent Registered Public Accounting Firm

Board of Directors
Quantum Research, Inc. DBA Quantum Securities Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Quantum Research Inc., DBA Quantum Securities Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under The Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

The Company's financial statements disclose a violation of the minimum net capital requirement of Rule 15c3-1 under the Securities and Exchange Act of 1934 as of December 31, 2010.

In our opinion, except for the rule violation discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Research Inc., DBA Quantum Securities Inc. as of December 31, 2010 and the results of its operations, stockholders' equity (deficit) and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

Report of Independent Registered Public Accounting Firm
(Page Two)

Board of Directors
Quantum Research, Inc. DBA Quantum Securities Inc.

This opinion is intended solely for the information and use of the Board of Directors, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 21, 2011

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES

Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$ 3,076
Total assets	$ 3,076

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:	
Accounts payable	$ 2,500
Total liabilities	2,500
Stockholders' equity:	
Common stock	100
Paid in Capital	153,960
Retained earnings	(114,869)
Net loss	(38,615)
Total stockholder's equity	576
Total liabilities and stockholders' equity	$ 3,076

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES

Statement of Income
For the year ended December 31, 2010

OPERATING EXPENSES:

Management fees	6,000
Accounting fees	26,500
Miscellaneous	6,115
Total expenses	38,615
NET LOSS	$ 38,615

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES

Statement of Stockholder's Equity
For the year ended December 31, 2010

	Common Shares	Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance January 1, 2010	1,000	$ 100	$123,960	(114,869)	$ 9,191
Capital contributions			30,000		30,000
Net loss				(38,615)	(38,615)
Ending balance December 31, 2010	1,000	$ 100	$ 153,960	$ (153,484)	$ 576

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES

Statement of Cash Flows
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (38,615)
Adjustments to reconcile net loss to net cash used by operating activities:	
Accrued liability	2,500
Total adjustments	2,500
Net cash used by operating activities	(36,115)
CASH FLOWS FROM FINANCING ACTIVITIES	
Financing activities	
Additional paid in capital	30,000
Net cash provided by financing activities	30,000
Net cash decrease for period	(6,115)
Cash - beginning of year	9,191
Cash - end of period	$ 3,076

The accompanying notes are an integral part of these financial statements

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES INC.

Notes to Financial Statements
December 31, 2010

Note 1: <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Business Activity</u>

Quantum Research, Inc., DBA Quantum Securities Inc. (the "Company"), was incorporated in Florida on April 17, 2003 and began operations on May 1, 2004 and is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers. The Company is a broker-dealer registered with the Securities and Exchange Commission.

The Company has incurred cumulative losses of approximately $153,484 since inception and reported a net loss for the year ended December 31, 2010. Since September 30, 2009, the Company has no securities transaction and in inactive status. In order to further its operations and develop its products, the Company will require additional financing until such time that revenue streams are of sufficient volume to generate positive cash flow from operations, Possible sources of funds are strategic alliances, additional equity offerings, grants and contracts, and sources of committed to taking all appropriate and necessary actions to effect timely cost reductions and cash preservation measures in the event anticipated revenue and cash flow expectations are not substantially met.

<u>Cash Equivalents</u>

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2010.

<u>Income Taxes</u>

The company and its stockholder elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable lax credits are reported on the stockholder's individual income tax return.

<u>Revenue and Cost Recognition</u>

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES INC.

Notes to Financial Statements
December 31, 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: PROPERTY AND EQUIPMENT

The Company has no property or equipment as of December 31, 2010

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to a $5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis; however as of December 31, 2010, the net capital was $576 which is short of the required minimum capital by $4,424 The Company's ratio of aggregated indebtedness to net capital was 4.34 at December 31, 2010.

Note 4: SUBSEQUENT EVENT

The Company corrected its statutory net capital deficiency from December 3, 2010 until January 20, 2011 with a deposit of $9,190.82 and recorded the transaction as a correction of error.

Note 5: RELATED PARTY

In 2010 certain expenses totaling $2,500 were paid by related parties on behalf of the Company's shareholders.

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES

Statement of Net Capital
Schedule I
For the year ended December 31, 2010

	Focus 12/31/10	Audit 12/31/10	Change	Note
Stockholder's equity, December 31, 2010	$ 3,076	$ 576	$ 2,500	(1)
Subtract - Non allowable assets:	-	-	-	
Tentative net capital	3,076	576	2,500	(1)
Haircuts:	-	-	-	
NET CAPITAL	3,076	576	2,500	
Minimum net capital	5,000	5,000	-	
Excess net capital	($1,924)	($4,424)	$2,500	
Aggregate indebtedness		2,500	2,500	(1)
Ratio of aggregate indebtedness to net capital		434.03%		

Reconciliation with Company's Computation
(Including Part II of Form X17a-5)

Net Audit Adjustments
1. Accrued audit fees $ 2,500

QUANTUM RESEARCH, INC.
DBA QUANTUM SECURITIES

December 31, 2010

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Schedule IV
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as provided for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors
Quantum Research, Inc.
DBA Quantum Securities Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements of Quantum Research Inc., DBA Quantum Securities Inc. for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, We have made a study of the practices and procedures including tests of such practices and procedures followed by Quantum Research Inc., DBA Quantum Securities including test of compliance with such practices and procedures that we considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member AICPA, PCAOB. 6301 Owensmouth Ave, Woodland Hills, CA 91367. 818.657.0288 www.DaveBanerjee.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

On December 3, 2010 the Company withdrew $9,090 causing a violation of statutory net capital under the Securities and Exchange Act of 1934, Rule 15c-1. This was subsequently corrected on January 20, 2011.

In addition, our consideration of the internal control structure indicated that except for the rule violation discussed in the preceding paragraph, the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and except for the rule violation discussed in the preceding paragraph, no facts came to our attention indicating that such conditions had not been complied with during the period. The scope of our engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, The Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee, CPA
Woodland Hills, California
February 21, 2011

Member AICPA. PCAOB. 6301 Owensmouth Ave. Woodland Hills. CA 91367. 818.657.0288 www.DaveBanerjee.com